Mail Stop 3561
								August 4, 2005
Frank Khulusi
Chief Executive Officer
PC Mall, Inc.
2555 West 190th Street
Suite 201
Torrance, CA  90504


      Re:	PC Mall, Inc.
		Form 10-K for the Fiscal Year Ended December 31, 2004
		File No. 0-25790


Dear Mr. Khulusi:

	We have completed our review of your Form 10-K and related filings and have no further comments at this time.

								Sincerely,


								Will Choi
      Branch Chief